NEUROKINE PHARMACEUTICALS, INC.

December 2, 2009

Tabatha Adkins
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sirs/Mesdames:

Re:       Neurokine Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed August 7, 2009
File No. 333-161157

Form S-1

General

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2.	Please update the discussion in your prospectus to the most recent date practicable.

Response:  We have updated the discussion in our prospectus as requested.

Outside Front Cover Page

3.
Following your statement that selling shareholders will sell at an initial price of US$0.20 until your common stock is quoted on the OTC Bulletin Board, clarify that you do not currently meet the existing requirements to be quoted on the OTC Bulletin Board.  Additionally, make similar clarifications in “The Offering” on page 6 and “Because there is no public trading market for our common stock, you may not be able to resell your shares” on page 17.  Revise the disclosure in “Market for Common Equity and Related Stockholder Matters” on page 60 to identify the existing requirements that you do not currently meet.

Response:  We have clarified our disclosure as requested in all applicable sections of our prospectus.  As of the date of the amended registration statement the quotation of our common stock on the OTC Bulletin Board remained subject to the approval of a Form 211 Listing Application regarding our common stock by the Financial Industry Regulation Authority (FINRA).  In September 2009, Spartan Securities Group, Ltd. submitted a Form 211 Listing Application to FINRA on our behalf as a market maker.  FINRA approval of the Form 211 Listing Application remains subject to this registration statement being declared effective by the SEC.

4.
Since there is no present public market for your common stock and you do not intend to apply for listing on any national securities exchange or the NASDAQ stock market, please revise your disclosure to indicate purchasers in this offering will receive an illiquid security.

Response:  We have revised our disclosure as requested.

5.	If you use the prospectus prior to the effective date of the registration statement, please include a prominent statement that:

•	The information in the prospectus will be amended or completed;
•	A registration statement relating to these securities has been filed with the Securities and Exchange Commission; and
•	The securities may not be sold until the registration statement becomes effective.

Response:  We do not foresee using the prospectus prior to the effective date of the registration statement but will include the requested disclaimers if we do.

Prospectus Summary
Overview, page 1

6.
Please provide a balanced presentation of your business concept and operations. This information should be briefly presented in the summary section and discussed in greater detail in your business section.  For example:

•	Please reconcile your identification as a “research and development company” with your strategy of finding applications for existing drugs development by others;
•	Discuss the apparent lack of any research and development activities in the quarter ended April 30, 2009;
•	Briefly clarify how you identified and obtained your three primary products and whether the products were obtained from related parties; and
•	Expand your discussion relative to your business model to clarify your current stage of development with respect to each of your three principal products.

Response:  We have amended the summary section and description of business section of the prospectus as requested to address each of the above comments.

7.
Please balance the discussion of your strategies with a discussion of the challenges, risks and obstacles you will encounter in implementing this strategy, including the lack of resources to continue operations.

Response:  We have balanced the discussion in the summary section and description of business section as requested.

8.
Please expand the summary to briefly describe your business plan.  A more detailed discussion of your business plan should be provided in the MD&A section.  The more detailed discussion should describe the activities in which you need to engage in order to implement your business plan, when you expect to complete each of these activities, and the anticipated costs involved.

Response:  We have expanded the discussion of our business plan in the summary section and MD&A section as requested.

9.
Please provide the basis for your belief that your strategy will increase the likelihood of obtaining regulatory approval, decrease your research and development time, decrease your testing and trial time, and increase the pace of your progress toward product commercialization.  To the extent that your strategy allows you to omit steps in the regulatory process, this aspect of your strategy should be discussed.  Additionally, if omitting such steps creates risks relating to safety, efficacy or regulatory approval these risks should be discussed in the Risk Factor discussion.

Response:  We have amended the registration statement as requested.

The Offering, page 6

10.
We note your current financial condition, the losses you anticipate to incur, your need for additional funds, and that you “do not have sufficient cash to meet our planned day-to-day operating needs through August 2009.”  We also note you raised approximately $17,840 in your July 2009 private placement, the estimated cost of $17,552 you will incur for the subject registration statement, and the absence of any apparent obligation on your part to register the securities that are the subject of the registration statement.  In view of the costs you will incur as a public company and the fact you are not receiving any proceeds from this public offering, please explain why you determined to become a public company at this time.

Response:  Our management believes that the higher public profile and increased transparency and accountability achieved by completing this public offering and by complying with consequent ongoing reporting requirements will afford us access to a greater number of small and large institutional investors as well as a larger pool of qualified pharmaceutical professionals.

11.	Please expand the discussion to briefly explain how you utilized the proceeds you received from the July 2009 private offering.

Response: We have expanded the discussion as requested.

Risk Factors, page 8

12.	Please consider including separate risk factors discussing the following risks or explain why you believe these factors do not present a material risk:

•	The conflicts of interest that may exist with respect to licensing, candidate selection, and development activities;
•
The extent to which some of your officers and directors work with other companies in addition to their work with you, the identity of the other companies, and the type of work performed by each officer or director, and the amount of time these individuals can allocate to your business activities;

•	Any restraints on your use of existing drugs developed by others for new indications;
•	The extent to which you have patent rights to the products developed by others; and
•	The type of proxy and annual meeting information that would not be available under Canadian law.

Response:  We believe that any conflicts of interest that may exist with respect to licensing, candidate selection, and development activities fall generally under the category of risk described in risk factor no. 18 of the amended registration statement.  Potential conflicts regarding the allocation of time by our officers and directors and additional information regarding their outside commitments are also described in risk factor no. 18.

We have included a separate risk factor (No. 24 in the amended registration statement) to address the potential restraints on our use of existing drugs posed by third party orphan drug designation.

The extent to which we rely on or possess patent rights developed by others is addressed in risk factors no. 20, 21, 22 and 23.

Finally, no type of proxy or annual meeting information commonly available under United States law is not similarly available or prohibited by any Canadian or provincial law applicable to us.

13.	Please include a separate risk factor disclosing your going concern opinion and the potential effect it may have on your ability to raise additional funds through equity or debt financing.

Response:  We have included a separate risk factor (no. 1 in the amended registration statement) as requested.

“We will require substantial additional funds….” page 9

14.	To the extent practicable, please quantify the amount of additional financing you need and state when you need the funding.

Response: We have amended the registration statement as requested.

“Any products that we may develop will be required to undergo….” page 9

15.
Please expand the discussion to state the current status of your various products in the FDA approval process.  For example, have you submitted new drug applications to the FDA, for which products, and when.

Response:  We have expanded the discussion as requested.

“We rely on third parties to conduct our clinical trials.” page 11

16.
We note you may be substantially dependent on one or more of these agreements.  If you are, please file copies of the agreements and discuss them in greater detail in your business section.  If you do not believe that you are substantially dependent upon these agreements, please provide an analysis supporting your determination.  See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:  We have expanded the description of business section to describe any relevant agreements and filed copies of those agreements as requested.

17.	Please disclose any significant problems, significant side effects or unsuccessful results from any clinical trials conducted to date relating to your product candidates.

Response:  There have been no significant problems, significant side effects or unsuccessful results from any clinical trials conducted to date relating to our product candidates.

“We will depend on other parties to manufacture our product candidates….” page 12

18.
Since you plan to use existing products for other indications, please clarify the extent to which you may be required to obtain these products from the original developer of the product.  To the extent you have agreements with the original developers of the approved products that underlie your three leading candidates, please file these agreements as exhibits.

Response:  We do not anticipate having to rely on any original developers to obtain products for our research and development activities, and we have updated our disclosure to clarify that point.

19.	Please expand your discussion to explain the risks related to intellectual property and manufacturers’ potential failure to comply with strictly-enforced regulatory requirements.

Response: We have expanded our discussion as requested.

20.	Are any of your products candidates currently covered by patents? If they are, is your ability to obtain these products restricted?

Response:  None of our products candidates are currently covered by third party patents that would pose any restrictions on our research and development activities or ability to obtain those products.

“We face potential product liability exposure….” page 13

21.	Please expand the discussion to clarify the extent to which you currently have product liability insurance and the amount of coverage.

Response: We have expanded the discussion as requested.

“We face substantial competition….” page 13

22.	Please expand the discussion to identify your principal competitors and their stage of development of competing products.

Response:  We are not aware of any competitors nor are we aware of any parties that are developing or plan to develop competing products.

“We depend on our key personnel to carry out our business plan….” page 14

23.
Please identify the individuals upon whom you are dependent.  Discuss the extent to which you have employed agreements with these individuals and, if applicable, the term and termination provisions of the agreements.

Response:  We have amended the registration statement as requested.

24.
We note your disclosure that competition for skilled personnel among biopharmaceutical companies is intense and your reference to the limited number of individuals in the industry with the required breadth of skills and experience.  To the extent that you have experienced difficulty recruiting or retaining qualified employees, please discuss these difficulties.

Response:  We have amended our disclosure as requested.

“If we are the subject of an intellectual property infringement claim….” page 16

25.
Please clarify at what point in the research and development process you seek license agreements.  For example, do you conduct any research prior to seeking a license agreement or do you perform research and seek a license agreement when you have an indication that you may have an alternative use for a product that has already been approved for another use?

Response:  We have amended the registration statement to include the requested information in risk factor no. 21.

“If we fail to comply with our obligations under our license with Global Laboratories….” page 17

26.
We note your license agreement with Global Laboratories is non-exclusive.  If the agreement allows Global Laboratories to license the same intellectual property to competing companies for similar purposes, please consider including a separate risk factor discussion describing this risk and the potential consequences.

Response:  In lieu of including a separate risk factor, we have expanded our disclosure in risk factor no. 23.

27.	Please describe your obligations under your agreement with Global Laboratories.

Response:  Under the terms of our non-exclusive License Agreement with Globe Laboratories Inc., we were obligated to remit CAD$500,000 to Globe, comprised of a non-refundable license fee of CAD$150,000 (including $50,000 in respect of patent preparation and filing fees) and a one-time royalty payment of CAD$350,000. In June 2008, we settled our obligation to Globe by issuing Globe 2,000,000 shares of our common stock and we no longer have any enduring financial obligation to Globe. We do, however, have an ongoing obligation to Globe to use our best efforts to commercialize products based on its intellectual property and to indemnify it from any third party claims resulting from our use of its intellectual property.

Globe has the right to terminate the License Agreement in the event that we become bankrupt or insolvent, or if our business is placed in the hands of a receiver, assignee or trustee.  In addition, Globe has the right to terminate our license if we default on any of the clauses of the License Agreement and fail to remedy such defaults within 90 days of Globe providing notice to us of such default along with its intent to terminate.

We have included this description of our obligations under our License Agreement with Globe in risk factor no. 23 of our amended registration statement.

“You may experience dilution….” page 18

28.	In view of your need for additional financing, please consider changing the language in your risk factor heading from “may” to “will.”

Response:  We have amended the registration statement as requested.

“We do not intend to pay dividends….” page 18

29.	Please revise to clarify that there is no guarantee that your investment will appreciate.

Response:  We have amended the registration statement as requested.

Description of Business
Overview, page 15

30.
Please elaborate on the nature and extent of your research and development activities.  In this regard, we note you have no full or part time employees and utilize the services of independent contractors.  Please identify the contractors who conducted these activities.

Response:  We have amended the registration statement as requested.

Our Strategy, page 33

31.	Please expand the discussion to provide more information concerning “re-profiling” including:

•	A discussion of the advantages and disadvantages of the approach;
•	An analysis of the steps in the drug development process, including regulatory approval, that can be eliminated as a result of re-profiling approach;
•	How your approach to re-profiling differs from the normal practice;
•	The basis for your statement that your approach will result in faster, more efficient clinical trials with “a dramatically increased chance of obtaining regulatory approval”; and
•	The relationship, if any, between the owner of the existing drug and the “re-profiler,” e.g. seller and purchaser, licensor and licensee, etc.

Response:  We have expanded the discussion as requested.

NK-001, page 34

32.
Please clarify at the beginning of your discussion that NK-001 is Etanercept and if accurate a license is not necessary because the patent has expired in South Africa and will expire in the U.S. this year.

Response:  We have amended the registration statement as requested.

33.
We note you filed a patent application for “the use of NK-001 and similar TNF-Alpha targeting drugs….”  Please clarify whether the similar drugs were a component of the application with respect to NK-001 or separate specific patent applications for each of the “targeting drugs.”

Response:  We have amended the registration statement as requested.

34.
Please describe that status of the patent application for NK-001, the significance of the patent application, and the nature of any additional time, work, submissions, research, etc. that may be required prior to a determination whether a patent for NK-001 should be granted to you.

Response:  We had amended the registration statement as requested.

Post-Heart Bypass Surgery and Neurocognitive Impairment, page 34

35.	Please identify the 2006 survey referred to in this section.

Response:  We have updated the disclosure on page 34 to correct an incorrect citation. According to a 1999 study by Selnes, Goldsbrough, Borowicz and McKhann entitled “Neurobehavioural Sequelae of Cardiopulmonary Bypass” (The Lancet, Vol. 353, May 8, 1999) about 800,000 patients internationally and 650,000 patients in the United States undergo heart bypass surgery every year.

Rational and Objectives for the Application of TNF-Alpha…. page 38

36.
On page 5 you refer to NK-001 as your flagship product.  However, you state here that “no experimental data is provided to demonstrate the therapeutic effect of anti-TNF on post heart bypass cognitive impairment.”  Please explain why you consider this to be your flagship product and explain why you believe it is not necessary to conduct preclinical studies of this product candidate in order to begin Phase II studies or obtain FDA approval.

Response:  We have amended our disclosure as requested.

37.	Please expand the discussion to describe the current status of your bullet point objectives.

Response: We have expanded the discussion as requested.

Regulatory and Patent Issues, page 39

38.
We note the trade name for Etanercept is Enbrel and that the license agreement with Globe refers to protein therapeutics such as enbrel.  Please tell us supplementally the extent to which the licensed field obtained as a result of the Globe agreement pertains to your proposed products.

Response: In our research and development of NK-001 and NK-002, we have worked with the generic form of Etanercept.  We currently rely on a method for producing the generic form of Etanercept that is licensed to us by Globe Laboratories Inc.  We intend to continue to rely on the generic form of Etanercept produced by Globe for as long as our License Agreement with Globe is effective.  We anticipate that our license from Globe will be perpetual.  We have amended the registration statement to include this information.

Liposome Encapsulated NK-001…. page 39

39.	Please clarify whether you performed the small pilot study in 15 patients discussed on page 40. If you did not, please identify the party that performed the study.

Response: We have amended the registration statement as requested.

40.	Please identify the 2006 study that found that encapsulation increases the rate of drug uptake by 100% to 1000%.

Response: We have amended the registration statement as requested.

41.
To the extent that your development if NK-002 depends on a product or technology licensed from a third party, identify the third party, describe the material terms of the license and file it as an exhibit to the registration statement.

Response: We have updated the registration statement as requested.

Interleukin-1 Antagonist for the Treatment of Discogenic Back Pain, page 41

42.	Please expand the discussion to state who identified NK-003 as a drug for the treatment of back pain and when the identification was made.

Response: Please see our response to question 43 below.

43.
Please state who originally engineered NK-003.  If NK-003 is another re-profiled product, please expand discussion to provide regulatory and patent information similar to that provided with respect to NK-001.

Response:  We believe that any disclosure regarding NK-003 beyond that included in the registration statement may jeopardize our future patent application for NK-003.  In lieu of seeking confidential treatment of NK-003, we have removed all references to NK-003 from the registration statement.

44.	Please update the discussion of the status of your patent application for NK-003.

Response:  Please see our response to question 43 above.

45.
Please explain who made the determination that NK-003 is an “ideal drug for the treatment of intervertebral disk herniation and sciatica.” If this is your determination, clarify that it is your belief and provide the basis for your belief.

Response: Please see our response to question 43 above.

46.	Please explain whether preclinical and/or Phase I studies were conducted or why you believe they are not necessary.

Response: We have updated the registration statement as requested.

47.	Please quantify the financing necessary to complete your Phase IIA trials.

Response:  We have updated the registration statement as requested.

Pre-Clinical Trials, page 41

48.	Please explain why pre-clinical trials will not be required for NK-001 and NK-003.

Response:  We have updated the registration statement as requested.  With respect to NK-003 please see our response to question 43 above.

49.
We note the reference to the beginning of pre-clinical trials of NK-002 and Phase II studies for NK-001 in September 2009.  In view of the anticipated costs of such trials and your current financial condition, please update the discussion concerning the anticipated start date of these trials and the basis for the apparent belief that sufficient funding will be available.

Response:  We have updated the registration statement as requested.

Research and Development Progress, page 46

50.	Please expand the presentation to indicate specifically when you identified NK-001 and NK-002 for their respective indications.

Response:  We cannot isolate specific dates upon which we identified either NK-001 or NK-002 for their respective indications.  Instead, we have expanded the presentation in to identify the effective dates upon which our officers assigned each of those product candidates to us.  With respect to NK-003, please see our response to question 43 above.

51.	In view of your current staffing and resources, please clarify who conducted the research which identified NK-001, NK-002 and NK-003 and when this research was initiated.

Response:  We have updated the registration statement as requested.  With respect to NK-003, please see our response to question 43 above.

52.
Please expand the discussion relative to the license agreement with Globe Laboratories to indicate whether and how the techniques for the production of therapeutic proteins pertain to your development of NK-001, NK-001 and NK-003.

Response:  We have updated the registration statement as requested.  With respect to NK-003, please see our response to question 43 above.

53.
Please expand the discussion relative to the license agreement with Globe to describe how the know-how and trade secrets were transferred to you.  For example, was it in the form of a manual, formula, specific equipment, etc.  Are you required to utilize Globe’s services in the event you want to use the know-how and trade secrets?  Can Neurokine access the know-how and trade secrets if Dr. Doroudian is no longer affiliated with Neurokine?

Response:  We have expanded the discussion as requested.  The License Agreement and our access to the trade secrets are not subject to our continued relationship with Dr. Doroudian.

Markets for our Planned Products, page 47

54.	Please provide supplemental support for the following:

•	Your belief that the universe of patients for NK-001 would be all heart bypass patients and that the annual market for the drug would be $500 million;
•	Your estimate of the size of the Alzheimer’s treatments market for 2005; and
•	Your estimate of the size of the market to which NK-003 is directed.

Response:  With respect to NK-003, please see our response to question 43 above.  We have updated our disclosure to include revised market projections for NK-001 and NK-002 supported by rationales for those projections or source citations where applicable.

55.
If applicable, please consider clarifying whether the total costs of Alzheimer’s treatments markets includes physician, nursing, companion, residential and custodial expenditures.  In addition, please clarify how you determined the market for NK-002 to be $5 billion.

Response: Please see our response to question 54 above.

Research and Development, page 47

56.
Please revise the research and development discussion to describe the activities performed.  If the expenses relate to payments to consultants who performed research on your behalf, please identify the consultants and describe the research performed.  Please also update the discussion to include your recent research and development activities.  In this regard, we note you did not incur any research and development expenses for the three month period ended April 30, 2009.

Response: We have revised the research and development discussion as requested.

Intellectual Property, page 48

57.	Please identify your product candidates that are dependent on your license agreement with Globe.

Response:  We have identified the product candidates as requested.

Manufacturing, page 48

58.	Please provide additional information concerning your proprietary encapsulation technology, how such technology was acquired, and how you protect such technology when utilizing contract manufacturers.

Response: We have provided additional information as requested.

59.
If you are substantially dependent upon such manufacturers, please describe the material terms of the agreements with them and file the agreements as exhibits.  If you do not believe you are substantially dependent upon these agreements, please provide a detailed analysis supporting your determination.

Response: We have amended the registration statement as requested.

Employees and Consultants, page 50

60.	Please file the consulting agreements as exhibits.

Response:  We have revised our disclosure to indicate that there is no agreement between Dr. Ahmad Doroudian and us regarding the provision of his services to us.  The agreements between Ms. Penny Green, Dr. Maziar Badii and Dr. Kamran Shojania and us were included as exhibits to the original registration statement.

Fast track Designation and Priority Review, page 53

61.	Please specifically state that Fast Track designation does not result in the elimination or waiver of preclinical or clinical trials.

Response:  We have amended the registration statement as requested.

Orphan Drug Designation, page 53

62.
Please revise to clarify that if a completing company receives an orphan drug designation and obtains FDA approval, your product candidate may not be approved the same indication for up to seven years.

Response: We have revised the registration statement as requested.

Market for Common Equity and Related Stockholder Matters, page 60

63.	Please provide the information requested by Item 201(a)(2) of Regulation S-K.

Response:  We have provided the information as requested.

Management’s Discussion and Analysis of Financial Position and Results of Operations, page 61

Liquidity and Capital Resources, page 63

64.
Please expand your disclosure by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities.  You can find it at the following website address:

http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii

Please disclose the following information for each of your major research and development projects:

a.	The current status of the project;
b.	The costs incurred during each period presented and to date on the project;
c.	The nature, timing and estimated costs of the efforts necessary to complete the project;
d.	The anticipated completion dates;
e.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
f.	The period in which net cash from significant projects are expected to commence.

Regarding b., revise this discussion to include external costs by project for each period presented to the extent available.  Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase.  To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response:  We have expanded our disclosure as requested.

65.	Your disclosure states “As of January 31, 2008 we had cash in our bank accounts of $29,724.” Please revise your disclosure to reconcile the date to the balance sheet.

Response:  We have revised our disclosure as requested.

66.
We note you intend to develop your website within the next 12 months, however your list of planned expenditures for the next 12 months does not include any funds for website development.  Please advise or revise.

Response:  We have revised the registration statement to state that our planned website development expenses are included in our miscellaneous general and administrative expenses.

Directors and Officers, page 67

67.	The background discussion relative to Dr. Doroudian omits his relationship with Globe Laboratories. Please advise or revise.

Response:  We have revised the registration statement to correct misstatements in the original version: Dr. Doroudian is not a current or former officer, director or shareholder of Globe Laboratories Inc.  Globe Laboratories is owned and controlled by Mr. Julian Salari.

Conflicts of Interest, page 72

68.	Please indicate when you intend to adopt your code of ethics.

Response:  We have amended the registration statement to state that we intend to adopt a code of ethics within 18 months of the effective date of the registration statement.

Executive Compensation, page 74

69.	Please revise the description of the Management Consulting Agreement with Penny Green to disclose the value of the shares issued.

Response:  We have revised the disclosure as requested.

Security Ownership of Certain Beneficial Owners and Management, page 76

70.	Please provide the addresses for Ms. Green and Hamman and Drs. Doroudian and Salari.

Response:  We have amended the registration statement as requested.

71.	Since he has shared voting and dispositive control, tell us why Dr. Willmer is not included in the chart. In this regard, we note footnote 12 on page 25.

Response: We have updated the chart to include Dr. Willmer.

72.
Please revise footnote 11 to include a cross reference to the section entitled “Certain Relationships and Related Transactions” which section should also be revised to include a discussion of the option agreement.  The option agreement should also be filed as an exhibit.  We may have additional comments.

Response:  We have updated the disclosure as requested, but have not filed the option agreement as we are not a party to the agreement.

Certain Relationships and Related Transactions, page 79

73.
With respect to the Globe license agreement, if the assets were acquired by Dr. Doroudian or Globe within two years prior to the date of the license agreement, state the costs it paid to acquire the assets.  In this regard, please state when Dr. Doroudian formed Globe.  See Item 404(c) of Regulation S-K.

Response:  Globe Laboratories Inc. was formed by Julian Salari on December 31, 2005.  Dr. Doroudian was incorrectly disclosed as having control and being an officer of Globe, and we have corrected that error throughout the registration statement.  The assets were not acquired by Globe within two years prior to our date of the License Agreement with Globe but were developed by Globe at a cost of approximately CAD$500,000 within the two years prior to the date of the License Agreement.

74.
Please describe the material terms of the option agreement among Mr. Pridmore, Ms. Hamman, and the company.  The discussion should address the reasons for the option agreement and the low exercise price.  In addition, tell us whether similar option agreements exist with respect to other officers, directors or principal shareholders.

Response:  We are not a party to the Option Agreement between Mr. Pridmore and Ms. Hamman.  Pursuant to the Option Agreement, Mr. Pridmore received options to purchase 1,000,000 shares of our common stock at a price of USD$0.002 per share until June 12, 2010. Options to purchase 150,000 shares of our common stock vested upon execution of the agreement and the remaining 850,000 will vest if and when we obtain a minimum of USD$2,000,000 in equity financing.

The Option Agreement and discounted exercise price were offered as an incentive to Mr. Pridmore to join our Board of Directors, who may extend the term of the options.  The terms of the Option Agreement were arranged by our management and Ms. Hamman as a means of securing Mr. Pridmore’s director services without diluting our outstanding common stock.  No similar option agreements exist with respect to any of our other officers, directors or principal shareholders.  We have updated the discussion in the registration statement to include this information.

Financial Statements, page F-1

Years Ended January 31, 2009 and 2008, page 81

Report of Independent Registered Public Accounting Firm, page F-1

75.
The audit firm Saturna Group Chartered Accountants LLP is not recognized by the staff of the SEC.  Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings.  The demonstration of an auditor’s knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings, including financial statements provided pursuant to Rule 3-09 of Regulation S-X.  Please note that registration with the PCAOB does not supercede existing means by which a firm demonstrates is knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information:

http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976. We may be unable to complete our review and accept the reports of Saturna Group Chartered Accountants LLP Firm until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant.  In order to begin this process, Saturna Group Chartered Accountants LLP should inquire with Kevin Stout, Staff Accountant, in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process.  Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review.  Please advise us of Saturna Group Chartered Accountants LLP’s plans to complete this process.

Response:  On September 10, 2009 and October 2, 2009, our external auditors, Saturna Group Chartered Accountants LLP discussed the required procedures to be compliant with Rule 3-09 of Regulation S-X and that the process is currently being conducted.  Upon completion of the review process, a letter will be furnished to the Securities and Exchange Commission.

Notes to the Financial Statements, page F-6

2.  Significant Accounting Policies, page F-6

76.	Please amend your filing to provide the disclosure required under paragraphs 20 and 21 of FIN 48.

Response:  We have amended our filings to include the disclosures required under paragraph 20 and 21 of FIN48.  Please refer to Note 2(f) in the audited financial statements.

3.  Intangible Assets, page F-10

77.
Please clarify what “rights to certain licenses” you acquired and why it is appropriate to recognize an asset rather than expense.  Further, please revise your disclosure here to clarify the license terms, as provided on page 20, as well as how you determined the amortization period.

Response:  The rights to the licenses provide us with the non-exclusive use of the licenses and research results from the licensor as well as royalty payments to the licensor.

We plan on using the access to the information for the license in our ongoing research and development of our products and have capitalized the cost as management has determined that the license is a key component of our future product and revenue-earning potential.  The amortization period of 15 years has been determined by management based on the estimated useful life of the license.  If events or circumstances arise that indicate the useful life of the license to be less than 15 years or deemed unusable in its research and development activities, we will revise the estimated useful life or recommend an impairment of the capitalized asset.
We have expensed the royalty payment as there is no future value to the Company for the payments that were made.

4.  Common Stock, page F-10

78.
Please tell us how you apparently determined that the two million shares issued to Globe Laboratories have an assumed value of $.25 per share.  We note that in May 2008, shares were sold for $.30 per share.

Response:  Under the terms of the License Agreement, we acquired the license in exchange for CAD$150,000 or 600,000 common shares (1,200,000 post-split adjusted common shares) and opted to make a one-time royalty payment of CAD$350,000 or 1,400,000 common shares  (2,800,000 post-split adjusted common shares) in lieu of a 3% annual net sale royalty upon commercialization of any product incorporating the licensed intellectual property.  We have agreed to issue common shares rather than make the cash payments in order to preserve cash flow for our future research and development activities and operating costs.  The fair value of the common shares was tied directly in line with the required cash payments that would have been made by us if we had elected to make cash payments rather than settlement with common shares and we have determined that value to be fair value given the terms of the agreement between us and the licensor.

6. Income Taxes, page F-11

79.
You state “The income tax benefit differs from the amount computed by applying the US federal income tax rate of 34% to net loss before income taxes”.  However, the table indicates you are using a statutory rate of 26%.  Please advise or revise.

Response:  We have revised our filings to incorporate the income tax rate at 34%.  Please refer to Note 6 of the audited financial statements.

Three Months Ended April 30, 2009

Balance Sheets, page F-14

80.
Your balance sheet indicates that you have approximately 200 million shares authorized, and 23.7 million shares issued and outstanding as of January 31, 2009 and April 30, 2009.  According to your balance sheets on page F-2, you have approximately 100 million shares authorized and 11.9 million issued and outstanding as of January 31, 2009.  Please advise as to why the number of shares authorized, issued and outstanding appears to differ.  If a stock split has been effected, please amend your audited financial statements to retroactively present the changes that have occurred as a result of the stock split.  Disclose the stock split in a note to the financial statements in both the audited and interim financial statements.  If the change has occurred based on another transaction, please amend your financial statements and notes to the financial statements to include an explanation to fully explain the transaction.

Response:  We have revised the audited financial statements to incorporate the stock split that took effect in April 2009, with appropriate disclosure in the audited financial statements as a Subsequent Event disclosure (Note 7) and in the interim financial statements for the period ended July 31, 2009 under Common Shares (Note 5).

Exhibit 10.2

81.
We note you have deleted the “know-how” described in Appendix A.  Please refile the exhibit in unredacted form.  If you wish to request confidential treatment for portions of the exhibit, please refer to the procedures outlined in Staff Legal Bulletin No. 1 (February 28, 1997) and Staff Legal Bulletin No. 1A (July 11, 2001.)

Response: We have refiled the exhibit in unredacted form as requested.

82.	We note that article 4.2 requires Globe to file “the patents on the technology.” Please tell us:

•	Whether these patents have been filed;
•	When and where they were filed;
•	What the patents covered; and
•	Whether the patents were filed in Neurokine’s name or Globe’s name.

Response:  We have waived the requirements of Article 4.2 of the License Agreement. To date, Globe Laboratories has not participated in the filing or preparation of any patents on our behalf and it is no longer required to pursuant to the License Agreement.  We have updated the registration statement accordingly.

83.	We note from article 12.2 that Julian Salari was the president of Globe when the parties entered into the agreement.  Please revise the discussion throughout the prospectus to also indicate Mr. Salari’s relationship to both the registrant and Globe at the time the parties entered into the agreement.

Response:  We have revised the discussion throughout the prospectus as requested.  Mr. Salari is the President, founder and controlling shareholder of Globe.

*   *   *   *

Please do not hesitate to contact us if you have any further questions or comments.

Yours truly,

/s/ Ahmad Doroudian
Ahmad Doroudian, President